Exhibit A

Ceragon Receives Over $14 Million in Follow-on Orders from a Tier 1 Latin American Mobile Operator for South Cone Countries

April 24, 2019

Ceragon Receives Over $14 Million in Follow-on Orders from a Tier 1
Latin American Mobile Operator for South Cone Countries

Ceragon’s IP-20 Platform to support 4G network expansion and densification using millimeter-wave access backhaul and microwave backbone solutions

Little Falls, New Jersey, April 24, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a Tier 1 mobile operator in Latin America is taking another step in expanding and densifying its 4G network in multiple countries in Latin America with Ceragon. Ceragon is providing the operator with network design, rollout and optimization services using the company’s complete IP-20 Platform portfolio. The operator will leverage Ceragon’s millimeter-wave network densification solutions, along with microwave backbone solutions to address substantial increases in capacity demands. So far in 2019, orders placed in support of this project total over $14 million, with over $3.5 million in additional orders from this operator for other projects in Latin America.  Ceragon began shipping in Q1 2019 and expects these projects to be completed during 2019.

In its largest project in the South Cone countries, the operator leverages Ceragon’s IP-20 Platform’s multiband solution to deliver multiple Gbps capacity at the highest network availability. This solution combines microwave and millimeter-wave signals to deliver ultra-high 4G capacity at the highest network availability to ensure utmost network performance. It is ideal for network densification as it allows the operator to keep up with growing capacity demands using widely available, lower cost, millimeter-wave spectrum, while achieving high traffic availability rates that are typically achieved by using lower microwave spectrum. Thus, the operator can cost-effectively deliver higher 4G speeds, increase customer loyalty, create opportunities to increase revenue streams and prepare for 5G.

To increase its 4G footprint by extending backbone capacity to more rural areas in which fiber is not available, the operator leverages Ceragon’s IP-20 microwave backbone solutions. The platform’s high capacity, long-reach radios allow the operator to quickly increase capacity across long distant backbone links. The IP-20 Platform’s multicore technology embedded in the radios, significantly reduces the total costs of deployment and increases the operator’s operational efficiency via the Advanced Space Diversity capability. This unique multicore capability enables the operator to save as much as 25% of required radios, antennas and associated rollout investments for backbone links.

“Broadband connectivity is key to regional economic development and growth, and we are committed to helping our valued long-standing customer extend its 4G coverage across its operations in Latin America,” said Ira Palti, president and CEO of Ceragon. “As the leading specialist, Ceragon helps the operator meet its ambitious 4G expansion objectives for 2019 by accelerating network buildout without need to depend on fiber. Through the many years of partnership, we understand the operator’s wireless network needs and work relentlessly to design and deliver the best network experience to help the operator meet its business goals.”

Ceragon Receives Over $14 Million in Follow-on Orders from a Tier 1 Latin American Mobile Operator for South Cone Countries

April 24, 2019

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the discussion

Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks relating to the concentration of Ceragon's business in certain geographic regions and particularly in India, risks associated with a decline in demand from the single market segment on which we focus; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; risks associated with any failure to effectively compete with other wireless equipment providers; risks associated with a change in our gross margin as a result of changes in the geographic mix of revenue;  risks related to the fact that our operating results may vary significantly from quarter to quarter and from our expectations for any specific period; risks related to our ability to meet the supply demands of our customers in a timely manner due to the high volatility in their supply needs; risks associated with difficulties in obtaining market acceptance of  newly introduced product; risks associated with technical difficulties that may be discovered in newly developed products; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.